YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, KS 66211

April 28, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Michelle Lacko

Re:	YRC Worldwide Inc.
Registration Statement on Form S-3
File No. 333-164877

Ladies and Gentlemen:

YRC Worldwide Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-164877), as amended, to 5:00 p.m., Eastern Time, on Friday, April 30, 2010, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Daniel J. Churay
Daniel J. Churay Executive Vice President, General Counsel and Secretary

cc:	Dennis M. Myers, P.C.